

Mail Stop 4561

Via Mail and Facsimile to (647) 436-2050

April 19, 2010

Caroline Rechia, CEO
Portaltochina.com, Inc.
2325 Hurontario Street, Suite 204
Mississauga, Ontario  L5A 4K4

> **Re:** **Portaltochina.com, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed April 19, 2010**
> **File No. 000-52239**

Dear Ms. Rechia:

We have reviewed your filing and have the following comments.  Where prior comments are referenced, they refer to our letter dated April 15, 2010.

Introduction

Amendment of Articles of Incorporation to Change the Name of the Company

1.     Your revised disclosure in response to prior comment 1 indicates that you are changing the company's name to reflect the shift of your business focus away from China.  Please revise to also discuss your current business plan.

Amendment of Articles of Incorporation to Increase the Authorized Shares

2.     Please revise your disclosure in this section to discuss the potentially dilutive impact that the increase in authorized shares of common stock could have on existing shareholders.

\*          \*          \*          \*

As appropriate, please amend your filing and respond to these comments within 10 business days.  You should provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please direct any questions or concerns to Evan S. Jacobson at (202) 551-3428, or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,


Maryse Mills-Apenteng
Special Counsel